UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

HATTERAS CORE ALTERNATIVES FUND, L.P.

(Name of Subject Company (Issuer))

HATTERAS CORE ALTERNATIVES FUND, L.P.

(Name of Filing Person(s) (Issuer))

LIMITED PARTNERSHIP UNITS

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

David B. Perkins

8540 Colonnade Center Drive

Suite 401

Raleigh, NC 27615

(919) 846-2324

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

With a copy to:

Michael P. Malloy, Esq.

Drinker Biddle & Reath LLP

One Logan Square

Suite 2000

Philadelphia, PA 19103-6996

215-988-2700

September 20, 2012

(Date Tender Offer First Published,

Sent or Given to Security Holders)

CALCULATION OF FILING FEE

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Transaction Valuation: $ 22,114,000(a) Amount of Filing Fee: $2,558.55 (b)

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(a) Calculated as the aggregate maximum value of Units being purchased.

(b) Calculated at $114.60 per $1,000,000 on the first $21 million of the Transaction Valuation and $136.40 on the next $1,114,000 of the Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,406.60
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Form or Registration No.:	SC TO-I
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Filing Party:	Hatteras Core Alternatives Fund, L.P.
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Date Filed:	September 20, 2012
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Amount Previously Paid:	$151.95
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Form or Registration No.:	SC TO-I/A
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Filing Party:	Hatteras Core Alternatives Fund, L.P.
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Date Filed:	June 20, 2013
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[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on September 20, 2012 by Hatteras Core Alternatives Fund, L.P. (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase Units (as defined below) in the Fund in an aggregate amount up to $22,114,000 on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. As used in this final amendment to Schedule TO, the term “Unit” or “Units” refers to the limited partnership units in the Fund or fractions thereof that constitute the class, including fractions of Units, of securities that is subject to the Offer, and includes all or some of a Partner’s Units as the context requires. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on September 20, 2012.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. Holders of Units in the Fund ("Partners") that desired to tender a Unit, or a portion thereof, for purchase were required to submit their tenders by 11:59 P.M., Eastern Time, on October 19, 2012.

2. As of October 19, 2012, one hundred and thirty seven (137) Partners validly tendered Units and did not withdraw such tenders prior to the expiration of the Offer. These validly tendered Units were accepted for purchase by the Fund in accordance with the terms of the Offer.

3. The net asset value of the Units tendered pursuant to the Offer was calculated as of December 31, 2012 in the amount of $22,113,882.

4. The payment of the purchase price of the Units or portions of Units tendered was made in the form of promissory notes issued to each of the Partners whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. The promissory notes were held by UMB Fund Services, Inc., the Fund's administrator, on behalf of such Partners, in accordance with the terms of the Offer. Three (3) Partners, whose tenders were accepted for purchase by the Fund, did not tender their entire Units in the Fund, therefore, pursuant to the promissory notes issued to the Partners, the Fund paid the Partners 100% of the Partners' unaudited net asset value of the Units tendered. Cash payments in the amount of the unaudited net asset value of the Units tendered were wired to the account(s) designated by such Partners in their Letters of Transmittal on or about February 5, 2013. One hundred and thirty four (134) Partners, whose tenders were accepted for purchase by the Fund, tendered their entire Units in the Fund; therefore, pursuant to the promissory notes issued to the Partners, the Fund paid the Partners at least 95% of the Partners’ unaudited net asset value of the Units tendered (the "Initial Payment"). The Fund will pay the Partners a contingent payment (the "Post-Audit Payment") equal to the excess, if any, of (1) the net asset value of the Units tendered and purchased as of December 31, 2012 (as it may be adjusted based upon the next annual audit of the Fund's financial statements) over (2) the Initial Payment. The Post-Audit Payment was paid in June 2013 promptly after the completion of the Fund’s annual audit. Initial Payments in the amount of at least 95% of the Partners’ unaudited net asset value of the Units tendered were wired to the account(s) designated by such Partners in their Letters of Transmittal on or about February 5, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

HATTERAS CORE ALTERNATIVES FUND, L.P.

By:	/s/ David B. Perkins
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Name: David B. Perkins
Title: President and Chairman of the Board of Directors

HATTERAS INVESTMENT MANAGEMENT LLC,
as General Partner

By:	/s/ David B. Perkins
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Name: David B. Perkins
Title: Managing Member

June 28, 2013